EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Three Months Ended

March 31, 2015

(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,564
Add (Deduct):
Amortization of capitalized interest	5
Fixed charges	89
Equity income, net of distributions	(8)
Total earnings, as defined	$1,650

Fixed Charges:
Rents(a)	$12
Interest and other financial charges	77
89
Capitalized interest	5
Total fixed charges	$94

Ratio of Earnings to Fixed Charges	17.55

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.
30